VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (Eastern Time) September 19, 2024.

CONTROL #

VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY FAX
Mark, sign and date your proxy card and fax it to (646) 536-3179.

VOTE IN PERSON
If you would like to vote at in person, please attend the attend the Extraordinary General Meeting of Shareholders to be held at Unit 2, 5/F, Block A, Profit Industrial Building, 1-15 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong, on September 23, 2024, at 10:00 a.m. local time

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

EXTRAORDINARY GENERAL MEETING PROXY CARD - INTELLIGENT LIVING APPLICATION GROUP INC.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSALS.

ORDINARY RESOLUTION 1(A)

THAT:- a share consolidation of the Company's issued and unissued ordinary shares (the "Ordinary Shares") be approved at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-five (5) (the "Range"), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the "Board") in its sole discretion within 90 calendar days after the date of passing of these resolutions (the "Share Consolidation").

☐ FOR ☐ AGAINST ☐ ABSTAIN

ORDINARY RESOLUTION 1(B)

THAT:- in respect of any all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Ordinary Shares to be issued to shareholders of the Company to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Date	**Signature**	**Signature, if held jointly**
____________________	______________________________	______________________________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT999 90.00

INTELLIGENT LIVING APPLICATION GROUP INC.
EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS
SEPTEMBER 23, 2024

Important Notice Regarding the Availability of Proxy Materials for the Meeting

The Notice and Proxy Statement are also available online at:

https://ts.vstocktransfer.com/irhlogin/I-INTELLIGENTLIVING

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Bong Lau as proxy, with the power to appoint his substitute, to vote all the ordinary shares of the Company which the undersigned would be entitled to vote if personally present at the Extraordinary General Meeting of Stockholders to be held at Unit 2, 5/F, Block A, Profit Industrial Building, 1-15 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong, on September 23, 2024, at 10:00 a.m. local time, or at any postponement or adjournment thereof, and upon any and all matters which may properly be brought before the Meeting or any postponement or adjournments thereof, hereby revoking all former proxies.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

Electronic Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by Intelligent Living Application Group Inc. in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years.

Email Address: ______________________________________ ☐

(Continued and to be signed on Reverse Side)